Exhibit 99.1

FOR IMMEDIATE RELEASE – JANUARY 14, 2009 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF; AMEX Symbol – PED)

PETROFLOW ENERGY LTD. ANNOUNCES DECEMBER 2008 OPERATIONS UPDATE

Petroflow is pleased to provide an update regarding December 2008 operational results including the current status of its Oklahoma drilling activities.

Corporate Production Update

Our peak rate for the month of December 2008 was 3,540 BOEs (21,240 mcfe) per day, which reflects a 60 BOEs per day (2%) increase over the peak rate for November.

We averaged approximately 3,243 BOEs (19,457 mcfe) per day of production during December, of which approximately 14% was oil and 86% natural gas and associated liquids.

Oklahoma Drilling Activity

Petroflow continues to build on the expertise gained as well as the successes realized in the Hunton Resource Play in Oklahoma.

Mr. Sandy Andrew, COO of the Company, commented; “We are pleased with the continued overall increase in our production capability. Seasonal weather issues have had some negative impact on average production during the month; however, we continue to work through such issues as they occur”.

Following is a table outlining the status of our drilling activities in the Hunton resource play.

DRILLING ACTIVITY

Total wells on production as at December 1, 2008	53
Wells brought on production to December 31, 2008	4
Wells currently drilling	3
Wells in completion phase	4
Salt water disposal wells drilled	4
Wells awaiting hookup	—

TOTAL	68

Other areas

Our Texas and Alberta properties continue to produce at a steady rate and provide a consistent cash flow for operations.

Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com

Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.